Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: November 18, 2014

Medtronic Q2 FY15 Earnings Call Commentary

Investor Relations Commentary

Q2 FY15

November 18, 2014

Jeff Warren

Thank you, Jackie. Good morning and welcome to Medtronic’s second quarter conference call and webcast. During the next hour, Omar Ishrak, Medtronic Chairman and Chief Executive Officer, and Gary Ellis, Medtronic Chief Financial Officer, will provide comments on the results of our fiscal year 2015 second quarter, which ended October 24, 2014. After our prepared remarks, we will be happy to take your questions.

First, a few logistical comments: Earlier this morning we issued a press release containing our financial statements and a revenue-by-business summary. You should also note that some of the statements made during this call may be considered forward-looking statements, and that actual results might differ materially from those projected in any forward-looking statement. Additional information concerning factors that could cause actual results to differ is contained in our periodic reports filed with the SEC; therefore, we do not undertake to update any forward-looking statement. In addition, the reconciliations of any non-GAAP financial measures are available on the Investors portion of our website at Medtronic.com. Also, unless we say otherwise, references to quarterly results increasing or decreasing are in comparison to the second quarter of fiscal year 2014, and all year-over-year revenue growth rates are given on a constant currency basis.

Finally, today’s earnings call does not constitute an offer to sell or a solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with the proposed Covidien transaction, Medtronic Holdings Limited has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of Medtronic, Inc. and Covidien plc that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. After the registration statement has been declared effective by the SEC, the final Joint Proxy Statement/Prospectus will be mailed to Medtronic shareholders and Covidien shareholders.

You should review materials filed with the SEC carefully as they will include important information regarding the proposed transaction including information about Medtronic and Covidien, the respective directors, executive officers, and certain other members of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction. Please also review the disclaimer page at GlobalMedTechLeader.com for additional information on forward-looking statements and other important information on the proposed transaction.

With that, I am now pleased to turn the call over to Medtronic Chairman and Chief Executive Officer, Omar Ishrak.

Medtronic Q2 FY15 Earnings Call Commentary

Omar Ishrak

Good morning and thank you, Jeff, and thank you to everyone for joining us today.

This morning, we reported second quarter revenue of $4.4 billion, which represents growth of 5 percent, and Q2 non-GAAP diluted earnings per share of $0.96, growing 5 percent.

Q2 was a strong, balanced quarter, where our revenue growth was at the upper end of our outlook range for the fiscal year and within our mid-single digit baseline goal. Our performance was well balanced across our three groups, with our two largest groups, CVG and RTG, both delivering mid-single digit revenue growth, and Diabetes achieving double-digit growth1. Our Q2 results were also balanced from a geographic perspective, with 5 percent growth in both the US and in International markets2. Looking ahead, we expect that our three primary strategies – therapy innovation, globalization, and economic value, coupled with our increasing market diversification – will enable us to consistently deliver dependable growth in healthcare. In addition, we believe our pending acquisition of Covidien will further strengthen and balance our growth profile.

As we have done previously, we are quantifying, communicating, and executing on each of our independent growth vectors. Our new therapies growth vector contributed 310 basis points to our overall growth in Q2. This is over 100 basis points higher than last quarter, and at the upper half of our previously stated 150 to 350 basis point expected range. Our organization continues to bring forward new products and services, which are being received enthusiastically by our customers around the world.

Let me discuss some of the innovations that have boosted our overall revenue growth by delivering meaningful clinical and economic value to the market3. Starting with our Cardiac and Vascular Group, we launched our Attain® Performa™ quadripolar lead system in the US in September. This next-generation system, coupled with our AdaptivCRT® response improvement algorithm and efficient VectorExpress® programming technology, drove a step change in our CRT-D implant volume intraquarter. Attain® Performa™ also continues to drive sequential CRT-D market share gains in Japan, where we have picked up nearly 20 points of incremental share since launch. In our Low Power business, our Reveal LINQ™ miniaturized cardiac diagnostic monitor continues to deliver significant revenue growth, well exceeding our expectations for this product. The business also launched our new SEEQ™ Mobile Cardiac Telemetry System, which is intended for patients who require up to 30 days of monitoring. The SEEQ™ sends important cardiac data to the Medtronic Monitoring Center, a dedicated data center staffed by certified cardiographic technicians, to drive earlier detection. In AF Solutions, we continue to take market share with our Arctic Front® Advance cryo system, and are also beginning to ramp our redesigned phased RF product line. In Structural Heart, the US launch of our CoreValve® transcatheter valve continues to drive growth, with over 200 sites now trained to implant this innovative and differentiated technology.

Looking ahead, our CVG pipeline remains robust with several meaningful therapies poised to launch over the coming quarters, including our CoreValve® Evolut™ R transcatheter valve, Resolute Onyx™ drug-eluting stent, IN.PACT® Admiral® drug-coated balloon, Endurant® 2S aortic stent graft, and Micra® transcatheter pacing system.

Medtronic Q2 FY15 Earnings Call Commentary

In our Restorative Therapies Group, we also see innovation driving growth. RTG continues to execute on its Neuroscience strategy, as evidenced by our recent acquisitions of Visualase and Sapiens. These two advanced technologies are expected to further bolster our strong leadership position in the rapidly-growing field of Neurosurgery. In Spine, we are in the process of launching a number of new therapies, including the Prestige LP™ artificial cervical disc, the Divergence™ anterior cervical fusion system, and our new Pure Titanium Coating interbody fusion devices. As expected, the sequential stability in BMP for five quarters is now being reflected in our year-over-year growth comparisons. We expect that our new product launches, combined with continued stabilization in BMP, will lead to modest growth in our overall Spine business in FY15. In Neuromodulation, InterStim® Therapy for bladder and bowel control and Activa® DBS system continue to drive growth. In Surgical Technologies, our recently launched NuVent™ sinus balloon system is off to a great start and taking share. Customers appreciate NuVent’s general ease of use and navigation-enabled rapid target identification and confirmation.

In our Diabetes Group, the strong ongoing US launch of the MiniMed® 530G System with the Enlite® Sensor is driving not only solid growth in insulin pumps, but outstanding growth in CGM. Our focus on selling and supporting the pump and sensor as an integrated system continues to translate into global share gains in insulin pumps and US share gains in CGM. The MiniMed® 530G is the only system on the market that automatically stops insulin delivery if glucose levels fall below a predetermined threshold, an important step toward our goal of developing a fully automated artificial pancreas. Multiple peer-reviewed studies have demonstrated the value of our threshold suspend feature, including publications in the New England Journal of Medicine and JAMA. Regarding our next generation system, the MiniMed® 640G and 620G, we have completed successful user evaluations and are now ramping manufacturing in preparation of broadly launching in international markets later this fiscal year.

It is also worth noting that in Q2, we realigned our Diabetes Group into three specific business units focused on transforming diabetes care. The first business, Intensive Insulin Management, will concentrate on Type 1 and intensive Type 2 diabetes management. The second business, Non-intensive Diabetes Therapies, will focus on Type 2 solutions across the diabetes care continuum. The third business, Diabetes Service & Solutions, will focus on improving the customer experience by bringing together data management and customer support solutions, including consumables, supplies, and financial services. We believe that collectively, these businesses can leverage Medtronic’s technology and services to expand access, integrate care, and improve outcomes, collaborating with patients, providers, and payers to change the management of diabetes4.

Our next growth vector, emerging markets, contributed 145 basis points to our overall company growth. This was an improvement from last quarter and roughly in-line with our minimum 150 basis point expectation. Greater China returned to double-digit growth in Q2, as expected. We continued to have impressive growth in our Middle East & Africa region, which delivered the 9th consecutive quarter of growth above 20 percent5. Latin America also had a good Q2, driven by another quarter of growth exceeding 20 percent in Brazil. In our Central & Eastern Europe region, while we continue to monitor the situation closely, we are encouraged by the rebound in Russia’s growth performance to the upper-single digits in Q2. In India, we continue to optimize our distribution in a complex market environment, and we are focused on capitalizing on this major market opportunity in what is one of the most underserved regions in the world.

We remain confident and enthusiastic in the long-term outlook of emerging markets. We continue to invest in these markets, aligning our strategies with our customers with market-specific initiatives. We also remain focused on developing new public partnerships, private hospital partnerships, and channel optimization strategies6. We expect our emerging market growth to steadily improve and consistently contribute 150 to 200 basis points to our overall growth.

Medtronic Q2 FY15 Earnings Call Commentary

Finally, Services and Solutions, our third growth vector, contributed 45 basis points to our overall growth, within the 40 to 60 basis point annual range that we have targeted. Our Cath Lab Managed Services business continues to grow in Europe. In order to strengthen and grow this business, both within Europe and in other regions around the world, we completed the acquisition of NGC Medical in Q2, a privately-held Italian-based manager of cardiovascular suites, operating rooms, and intensive care units. NGC brings significant expertise in material management and managed equipment services, infrastructure design, and turnkey installation that it has developed over the past 30 years. We believe these core competencies will further enhance the momentum of our cath lab managed services offering, making us an ideal partner for hospitals that seek to drive up operational efficiency and contain costs7. In fact, we now have almost 40 long-term agreements with hospital systems, including 21 agreements added this quarter from our NGC acquisition, which in total represent over $900 million dollars of committed revenue over an average contract period of 5 to 6 years. As part of our broader Integrated Health Solutions portfolio, our Cardiocom® business also continues to deliver strong results, with over 80,000 patients on our service, driven in part by growth in government accounts, home health providers, and hospital systems. Similar to our Cath Lab Managed Services business, Cardiocom has multi-year agreements with our customers that produce an attractive stream of high-quality, recurring revenue. In addition, Cardiocom serves as a foundational healthcare services platform through which we expect to strengthen our ability to deliver new, more comprehensive integrated care solutions in the future.

Turning to the P&L, non-GAAP EPS growth was 140 basis points above our reported actual revenue growth, but short of our annual leverage expectation of at least 200 basis points. Our gross margin rate fell short of our expectations, but despite this shortfall, we delivered on our EPS objectives, driven in part by a 70 basis point sequential improvement in SG&A spend. Gary will walk through some of these dynamics in greater detail shortly.

Our growth continues to fuel strong free cash flow generation. After adjusting for a multi-year donation we made to the Medtronic Foundation and certain litigation payments, we delivered nearly $1 billion in free cash flow in Q2, of which we returned over $850 million to shareholders in the form of share buybacks and dividends. We remain disciplined in how we deploy our capital, selecting M&A investments that we believe are attractive and aligned with our growth strategies and offer high return metrics while minimizing near-term shareholder dilution. As we noted at the analyst meeting in June, the acquisitions we have done since FY09 have provided $1.4 billion in revenue in FY14 without any net dilution, and collectively, we expect these will begin to contribute to earnings going forward. We continue to see this strategy playing out successfully. Just this quarter, we made three additional acquisitions – NGC Medical, Sapiens, and Visualase – that met our acquisition guidelines. We are actively making the necessary tradeoffs to offset any dilutive impact to earnings.

We remain focused on reliably delivering on our baseline financial model: mid-single digit revenue growth, EPS growth 200 to 400 basis points faster than revenue growth, and returning 50 percent of our free cash flow to our shareholders. To achieve these goals, we continue to execute on our three primary strategies – therapy innovation, globalization, and economic value. We believe our acquisition of Covidien will meaningfully complement and accelerate all three of these strategies, strengthening our long-term market competitiveness, as well as driving further sustainability and consistency in our long-term financial performance8.

Medtronic Q2 FY15 Earnings Call Commentary

As we move through the Covidien integration planning, regulatory approvals, and the closing process, we continue to become more excited about the potential of the Medtronic Covidien combination every day, and we remain fully committed to the transaction, which we expect to close in early calendar year 2015.

We believe the acquisition remains extremely attractive financially, even following the updated financing plan we announced in October. We have identified achievable cost synergies that are expected to make the transaction accretive in the first year on a cash basis and neutral to accretive within three years on a GAAP basis. We also expect the combined company to generate significant free cash flow, which could be deployed with much greater flexibility.

Our joint integration planning efforts continue to move forward, and we are actively developing a comprehensive integration strategy that is guided by four clear priorities: preserve, optimize, accelerate, and transform.

Our first and highest priority is to Preserve. Both Medtronic and Covidien have been consistently executing, meeting our individual growth projections and strategic plans. First and foremost, we must preserve the ability of both companies to continue to deliver these reliable, mid-single digit revenue growth results and EPS accretion. This means that our organizations must stay focused, minimizing unnecessary distractions that could potentially risk delivering on our existing commitments as we come together as one company.

Our second priority is to Optimize. Specifically, this means that we will focus on achieving our projected cost synergies. Optimizing our two organizations is expected to result in a minimum of $850 million in pre-tax annual cost synergies by FY18. For the most part, Medtronic and Covidien are very complementary in terms of the customers we call on, the products we sell, and the markets we serve. However, we know we have ample opportunity to find cost synergies in non-customer facing areas such as facility duplication, administrative redundancies, and other back office functions. Our integration planning teams are working well together to ensure we reach these projections.

Our third priority is to Accelerate. Among the several opportunities that we are currently assessing and prioritizing to accelerate our market presence and drive increased revenue, there are two very specific, identifiable items within our individual strategic plans that we expect to accelerate. First, linking the Medtronic drug-coated balloon with the Covidien Peripheral Vascular sales channel can achieve growth beyond what each individual company had planned. Second, we expect the integration of Covidien’s Neurovascular business into our Restorative Therapies Group will significantly enhance our Neuroscience strategy through a more comprehensive product portfolio for neurosurgeons and interventional neuro-radiologists.

Finally, our fourth priority in combining Medtronic and Covidien is to Transform. This applies to both how we innovate and build new value-based offerings for the market, as well as how we partner with others throughout the healthcare industry worldwide to drive new, transformative business models and solutions. We have an opportunity to truly meet the universal needs of healthcare – improving clinical outcomes, expanding access, and optimizing cost and efficiency – in a way that no other company can9.

Medtronic Q2 FY15 Earnings Call Commentary

We believe that our industry-leading products, clinical and economic expertise, global footprint, and financial strength will position us to be the preferred partner for physicians, hospital systems, patients, payers, and governments around the world10.

Gary will now take you through a more detailed look at our second quarter results. Gary?

Gary Ellis

Thanks, Omar.

Second quarter revenue of $4 billion, 366 million increased 4 percent as reported or 5 percent on a constant currency basis after adjusting for a $38 million unfavorable impact from foreign currency. Q2 revenue results on a geographic basis were as follows:

•	Growth in Emerging Markets was 12 percent and represented 13 percent of our overall sales;

•	the US grew 5 percent and represented 56 percent of our overall sales; and

•	Growth in Non-US Developed Markets was 2 percent and represented 31 percent of our overall sales.

Q2 diluted earnings per share on a non-GAAP basis were $0.96, an increase of 5 percent. Q2 GAAP diluted earnings per share were $0.83, a decrease of 7 percent. This quarter’s GAAP to non-GAAP adjustments on an after-tax basis included:

•	a $64 million, multi-year donation to the Medtronic Foundation; and

•	a $60 million charge for acquisition-related items, primarily associated with transaction costs in connection with the pending Covidien acquisition.

It is worth noting that on a cash basis, Q2 diluted earnings per share were $1.02, an increase of 5 percent.

In our Cardiac and Vascular Group, revenue of $2 billion, 286 million grew 5 percent. Results were driven by growth in Low Power, Structural Heart, and AF & Other, partially offset by declines in Coronary and High Power.

In Cardiac Rhythm and Heart Failure, revenue of $1 billion, 320 million grew 5 percent, and included $18 million of combined revenue from our acquisitions of NGC Medical, Corventis, and TYRX.

High Power revenue of $670 million declined 5 percent off a difficult prior year comparison, but sequentially grew 7 percent as reported on the strength of the US mid-quarter launch of our Attain® Performa™ quadripolar CRT-D system. Our daily CRT-D implant volumes were flat prior to launch, but jumped to mid-teens growth post launch. In fact, despite having Attain® Performa™ available for only part of the quarter, Q2 in total represented our highest level of average daily CRT-D implants in over three and a half years. As we have noted over the last several quarters, we believe the best way to view the High and Low Power markets is on a rolling two-quarter basis given the variability in quarter-to-quarter dynamics. We estimate that global High Power market growth is flat to slightly down, with low-single digit growth in International markets offsetting low-single digit declines in the US. Last week, we announced the launch of our Evera MRI™ SureScan® ICDs in Japan. We expect Evera MRI™, which allows for full-body MRI access, to be well received by the Japanese market, given their preference for MRI technology.

Medtronic Q2 FY15 Earnings Call Commentary

Low Power revenue of $524 million grew 11 percent, driven by the strong global launch of Reveal LINQ™. In June, data from the CRYSTAL AF trial were published in the New England Journal, showing that in patients with recent cryptogenic strokes, our Reveal® monitor detected AF better when compared to standard care. We continue to make progress on our global clinical trial for Micra® and expect CE Mark by the end of this fiscal year, with U.S. approval in FY17.

AF Solutions grew over 30 percent, as we continue to take share and grow the AF market. Results were driven by robust growth of the Arctic Front Advance® CryoAblation System, which grew over 30 percent, as well as strong double-digit growth from the international launch of our PVAC® Gold phased RF system. We continue to make progress in bringing our phased RF technologies to the US market, as we are enrolling our VICTORY AF pivotal study for patients with persistent AF.

In our Coronary & Structural Heart business, revenue of $743 million grew 6 percent. Coronary declined 2 percent, although our drug-eluting stent share remains stable in the US and was up slightly in international markets. The business executed on a strong global launch of our NC Euphora™ balloon, which gained market share in an area where share is usually very sticky. Our agreement with ACIST where we co-promote their FFR technology in the US also continues to go very well. We also just received CE Mark for our Resolute Onyx™ DES and are preparing to broadly launch in Q3. Resolute Onyx™ builds on the superior deliverability and proven clinical performance of Resolute® Integrity®, with thinner struts to improve deliverability even further and is the first stent to feature our CoreWire technology, which markedly enhances visibility.

Structural Heart grew 19 percent on the continued strength of our US CoreValve® launch. Our global transcatheter valve revenue in the quarter was $131 million, representing growth of over 60 percent. We estimate that the global transcatheter valve market is now annualizing at over $1.5 billion. Our team is aggressively adding new centers, with a presence now in over 200 US centers. We are executing to the launch as planned with focus on training and strong procedural results. Our share was stable in our experienced accounts. In international, the launch of CoreValve® Evolut™ R 23 mm valve is well underway with very strong customer reception to the platform. We are expecting to broaden this platform with the approval of our 26 and 29 millimeter valves in early CY15. Evolut™ R is our next-generation recapturable system with a differentiated 14-French equivalent delivery system. In addition, our U.S. IDE study for Evolut™ R, a 250 patient single-arm study with 30-day follow-up, is now enrolling.

In our Aortic & Peripheral Vascular business, revenue of $223 million grew 3 percent, or 5 percent after adjusting for the divestiture of our Pioneer® Plus product line and the voluntary product recall of the below-the-knee DCB. This is the last quarter we face the negative effect of these two discontinued product lines, which should lead to improved reported growth in this business going forward. Aortic revenue grew 3 percent, driven by double-digit growth in Thoracic with the Valiant® Captivia® stent graft achieving strong share gains. In AAA, we received CE Mark and FDA approval for our Endurant® 2S in the last week of Q2. Endurant® 2S, a unique 3-piece version of our market-leading Endurant® platform, will launch in Q3. Revenue for our Peripheral business grew 4 percent in Q2. However, after adjusting for the discontinued product lines just mentioned, our Peripheral business grew in the mid-teens, with strong double-digit growth in SFA DCB products. Looking ahead, in the first calendar quarter of 2015, we are expecting U.S. approval for our IN.PACT® Admiral® drug-coated balloon, as well as a major medical journal publication of the IN.PACT SFA one-year results. We expect our IN.PACT® Admiral® DCB to drive growth in Peripheral in the coming quarters.

Medtronic Q2 FY15 Earnings Call Commentary

Now, turning to our Restorative Therapies Group, revenue of $1 billion, 650 million grew 4 percent. Results were driven by growth in Surgical Technologies, Neuromodulation, and BMP.

Spine revenue of $746 million grew 1 percent. Core Spine growth was flat year-over-year, a modest improvement from last quarter. We are encouraged that both the global and US Core Spine markets continue to stabilize and are beginning to show a bias toward low-single digit growth. Our Core Spine business is launching a number of new products this fiscal year, which are expected to return our overall Spine business to modest growth in FY15. In addition to working with surgeons to develop the leading technology in Spine, our business continues to focus on procedural innovation and our Surgical Synergy™ program, which integrates enabling technologies, surgical tools, spinal implants, and our expertise.

Interventional Spine, which primarily consists of our balloon kyphoplasty product line, declined 5 percent. While we saw good underlying procedure volumes, we were affected by a product supply issue related to our cement delivery system.

BMP sales of $120 million grew 9 percent, with stable underlying demand. While sales of BMP bounce around a bit, we do believe we have turned the corner and would expect BMP sales growth to be slightly positive going forward.

Turning to Surgical Technologies, revenue of $410 million grew 10 percent and included $3 million of revenue from our acquisition in the quarter of Visualase. Surgical Technologies had balanced growth across Neurosurgery, ENT, and Advanced Energy. Neurosurgery grew in the upper-single digits, driven by growth in Midas Rex® power equipment, capital equipment service revenue, as well as revenue from Visualase. ENT also grew in the upper-single digits, driven by solid results in ENT Power Systems – due to the recent launch of the M5 Microdebrider – and monitoring disposables. The recent launch of our NuVent™ sinus balloon also drove growth in ENT. In Advanced Energy, strong adoption of our proprietary Aquamantys® tissue sealing and PEAK PlasmaBlade® technologies drove solid double-digit growth.

In Neuromodulation, revenue of $494 million increased 4 percent, led by upper-single digit growth in our Gastro/Uro and DBS businesses. Gastro/Uro results were driven in part by the success of our care pathway program, resulting in solid new InterStim® implant growth in the US. We also received FDA approval and launched the Verify™ Evaluation System, which is used to provide advanced trialing of our InterStim® System. In DBS, our global focus on neurologist referral programs, and the strength of the EARLYSTIM data in international markets – which show DBS provides superior benefits for patients with early motor complications from Parkinson’s Disease – continues to drive solid new implant growth. Our DBS business also acquired Sapiens in Q2, a developer of an advanced DBS lead technology that features 40 individually programmable stimulation points that can more precisely stimulate the intended target in the brain. We expect to finalize development and initiate clinical studies to bring this technology to market. In Pain Stim, recent reimbursement changes have softened the US market. However, we gained modest share globally on the strength of our SureScan® MRI spinal cord stimulation system with its proprietary AdaptiveStim® automatic stimulation adjustment.

In our Diabetes Group, revenue of $430 million grew 10 percent driven by the ongoing U.S. launch of the MiniMed® 530G System, which includes the Enlite® CGM sensor, a smaller, more comfortable, and more accurate sensor. Globally, insulin pumps grew in the mid-single digits and CGM grew over 40 percent. Looking ahead, we are planning a limited launch of our next-generation MiniMed® 640G System with

Medtronic Q2 FY15 Earnings Call Commentary

predictive low-glucose management in international markets in Q3, followed by a broader Q4 launch. Likewise, our MiniMed® 620G, the first integrated system customized for the Japanese market, has begun its limited rollout and will also broadly launch in Q4. In addition, we are making good progress on our sensor pipeline as we advance toward a closed loop system. Last month, we announced the first enrollment in our US pivotal study of our predictive low-glucose management technology, which includes the study of our new insulin pump design and fourth generation CGM sensor. This sensor has new intelligent diagnostics that are expected to result in enhanced accuracy, and is 80 percent smaller than the Enlite sensor currently sold in the US. Looking ahead, it is worth noting that in Q3, Diabetes will face a difficult comparison due to the $23 million in deferred revenue that was recognized in Q3 last year.

Turning to the rest of the income statement, please note that all of my forward-looking outlook and guidance comments do not contemplate the effect from the expected closing and related financing of the Covidien transaction.

The Q2 gross margin was 73.8 percent. This was below our expectations due to several factors, including a product mix shift in CVG, the outperformance in BMP sales, and our acquisition of NGC Medical. As we have noted in the past, BMP is one of our lowest-gross margin products due to the profit-sharing arrangement with Pfizer. NGC Medical, which we acquired in the quarter, also has a gross margin that is significantly below our corporate average. However, both BMP and NGC have operating margins that are similar to the corporate average due to lower spend in SG&A and R&D. The gross margin also continues to include significant spending related to resources diverted to address quality issues in Neuromodulation and Diabetes, which negatively affected the Q2 gross margin by approximately 40 basis points. Looking ahead, we would expect our gross margin to improve sequentially on an operational basis, driven in part by positive manufacturing variances that have already occurred flowing through in the back half of the fiscal year, as well as continued execution on our COGS reduction program, resulting in a gross margin around 74.5 percent on an operational basis in the second half of FY15. However, based on current exchange rates, we would expect to have a negative 50 to 60 basis point foreign exchange impact in Q3 and Q4, which would result in reported gross margins that are similar to our Q2 reported gross margin.

Second quarter R&D spending of $374 million was 8.6 percent of revenue. We continue to invest in new technologies as well as generate clinical and economic evidence to drive future growth. We would expect R&D expense in FY15 to be around 8.5 percent.

Second quarter SG&A expenditures of $1 billion, 507 million represented 34.5 percent of sales, both on an as reported and operational basis and in-line with the outlook we provided. We continue to expect FY15 SG&A to be in the range of 33.7 to 33.9 percent, implying leverage of 50 to 70 basis points, both on an operational basis.

Amortization expense for the quarter was $89 million. In FY15, we continue to expect Amortization expense to remain around $90 million per quarter.

Net Other Expense for the quarter was $63 million. This result was favorable to our prior expectations, due in large part to changes in FX, which resulted in a $12 million gain in Q2 from our FX hedging program. We continue to hedge the majority of our operating results in developed market currencies to reduce volatility in our earnings from foreign exchange. However, it is worth noting that there is a

Medtronic Q2 FY15 Earnings Call Commentary

growing portion of our profits that is unhedged, especially emerging market currencies, which can create some volatility in our earnings. Based on current exchange rates, we expect FY15 Net Other Expense to be in the range of $180 to $210 million, which includes an expected $120 million impact from the U.S. Medical Device tax as well as increased royalty expense from the Edwards agreement. For Q3, we expect Net Other Expense to be in the range of $30 to $40 million based on current exchange rates.

Net Interest Expense for the quarter was $8 million. At the end of Q2, we had approximately $14.5 billion in cash and investments and $13.7 billion in debt. Based on current rates, we would expect Q3 Net Interest Expense to be in the range of $5 to $10 million. This forecast does not include any potential impact from the planned financing of the Covidien acquisition, which we would expect to exclude from our Q3 non-GAAP net interest expense.

Our non-GAAP nominal tax rate in Q2 was 19.5 percent. For FY15, we expect an adjusted non-GAAP nominal tax rate to be in the range of 18.0 to 20.0 percent, and we expect to be at the higher end of this range until the presently expired US R&D tax credit is reinstated.

In Q2, we generated $951 million in free cash flow after adjusting for the Medtronic Foundation donation and certain litigation payments. We remain committed to returning 50 percent of our free cash flow, excluding one-time items, to shareholders. In Q2, we paid $298 million in dividends and repurchased $555 million of our common stock. As of the end of Q2, we had remaining authorization to repurchase approximately 34 million shares. Second quarter average shares outstanding, on a diluted basis, were 993 million shares. It is important to note that we expect that the cash we receive from stock option redemptions, which was $158 million in Q2, will also continue to be used to repurchase shares on the open market to partially offset the dilutive impact. These share repurchases are incremental to our commitment to return 50 percent of our free cash flow to shareholders. For FY15, we would expect diluted weighted average shares outstanding to be approximately 998 million shares, including approximately 995 million shares in Q3.

Let me conclude by providing our fiscal year 2015 revenue outlook and earnings per share guidance. We are tightening our constant currency revenue growth outlook to 4 to 5 percent for FY15, and based upon our current forecast for the back half of the fiscal year, we would not be surprised to be at the upper end of this range. While we cannot predict the impact of currency movements, to give you a sense of the FX impact if exchange rates were to remain similar to yesterday for the remainder of the fiscal year, then our FY15 revenue would be negatively affected by approximately $280 million to $320 million, including a negative $130 million to $150 million impact in Q3.

Turning to guidance on the bottom line, we continue to expect FY15 non-GAAP diluted earnings per share in the range of $4.00 to $4.10. Based on current exchange rates, this implies EPS growth in the range of 7 to 10 percent on a constant currency basis after taking into account the currently expected 8 to 9 cent negative foreign currency impact to earnings. While we don’t provide quarterly guidance, we would point out that Q3 typically has had modestly lower revenue and similar EPS to Q2. Given this, and the fact that the US R&D tax credit has not yet been reinstated, we would not be surprised to see some models shift a few pennies of EPS from Q3 to Q4.

Medtronic Q2 FY15 Earnings Call Commentary

As in the past, my comments on guidance do not include any unusual charges or gains that might occur during the fiscal year. In addition, as I mentioned earlier, our outlook and guidance do not contemplate the impact of the expected Covidien transaction.

Before turning the call back to Omar, I would like to remind you that we will have an extra selling week in FY16, which will occur in the first quarter. This means that Q1 will have a total of 14 weeks, an anomaly due to the way our fiscal years are structured with this “catch up” week occurring once every six years. Omar?

Omar Ishrak

Thanks, Gary.

Before opening the lines for Q&A, let me briefly conclude by stating that Q2 was a strong, balanced quarter. We continue to strive to reliably deliver on our baseline expectations. Looking ahead, we believe our three primary strategies – therapy innovation, globalization, and economic value, coupled with our increased market diversification – will enable us to consistently deliver dependable growth in healthcare11. And we believe our pending acquisition of Covidien will further strengthen and balance our growth profile.

With that, we will now open the phone lines for Q&A. In addition to Gary, I’ve asked Mike Coyle, President of our Cardiac and Vascular Group, Chris O’Connell, President of our Restorative Therapies Group, and Hooman Hakami, President of our Diabetes Group, to join us. We are rarely able to get to everyone’s questions, so please limit yourself to only one question and, if needed, only one related follow-up. If you have additional questions, please contact our Investor Relations team after the call. Operator, first question please.

Medtronic Q2 FY15 Earnings Call Commentary

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question comes from the line of Mike Weinstein with JPMorgan.

Mike Weinstein - JPMorgan - Analyst

Good morning. Thanks for taking the questions. So Gary, I hoping I could get you to talk about a couple items. First, as we think ahead to the Covidien closing, could you talk a little bit about how you view your debt load post the closing, given the borrowing in the US? And what your comfort level is going to be with your debt ratios going forward? And then second, really where I’m headed is I also want you to talk about your capital allocation strategy post closing, given your access to Covidien’s cash flows. And how that shifts with a much greater cash flow opportunity post close.

Gary Ellis - Medtronic Inc - CFO

Okay. Well, with respect to the debt levels, as I think everyone is well aware, to finance the transaction at this point we’ve changed, instead of using our O-US cash and using that as part of the transaction, we will finance the entire cash component of the transaction. Which is basically about $16 billion that we’re going to need to finance. That will be both through some bank debt and obviously going to the capital markets. We’ve clearly had discussions with the rating agencies around that. We’ve taken a look at the financing. That’s well within our ability to do. We don’t think that should be any issue.

Obviously, it will result in slightly lower ratings from the agencies, but still well in line with our expectations. We expect over time that we’ve committed to the fact that we want to maintain, get it done a 3 times leverage, which I think will occur over the first few years as we get the synergies and as we drive the growth in the business. We think the leverage levels will be — we can maintain at those levels and be very, very comfortable going forward, and give us the financial flexibility we needs as an organization.

Obviously, as much as we prefer to be using our own cash for the transaction, the ability to go and use outside debt to finance the transaction fits very well into the financials and our expectations moving ahead. We don’t think that’s going to have much of an impact on our overall cash flexibility. As far as the capital allocation goes, as we indicated when we did the transaction, we still are committed to returning the 50% free cash flow to shareholders. That’s where our commitment still remains.

As we indicated when we talked about the transaction, just getting access to the Covidien both US and O-US cash improves our cash availability in the US dramatically, from around 35% to 40% that we have right now, to above 60% as we go forward. And so that clearly improves our flexibility and gives us the ability as we take a look at the combined companies going forward, on what we might do with capital allocation or reinvestment back in the United States. And as you we indicated that was one of the key factors for the transaction and the structure we team up with, is to improve that overall flexibility as we

Medtronic Q2 FY15 Earnings Call Commentary

move ahead. So we have not changed our capital allocation, but obviously we’ll have increased flexibility as we move forward after the transaction closes. And we’ll have to evaluate that as we get together as a combined Company.

Mike Weinstein - JPMorgan - Analyst

Okay. Let me ask one at Omar then I’ll jump. Omar, you grew 5% this quarter, which makes your first quarter in 4.5 years since the Company has done so. And it’s really on the back of new products and new therapies in the US market. The emerging markets’ business grew 12% this quarter, and it’s still growing, I think, below what your targets are internally. So could you talk a little bit about that, about that incremental engine? How do you get emerging markets to go from 12% to 15%-plus, which I know is really where you’re targeting?

Omar Ishrak - Medtronic Inc - Chairman and CEO

Frankly, I’m targeting even higher than that, Mike. But it’s true that we’ve said that mid-teens is our baseline expectations. I think we’ve had a little bit of a tough couple of quarters in emerging markets in relative terms, because of some changes we made in distribution and also some difficult comparisons as well. We expect to get to mid-teens in the emerging markets quite shortly, because there’s a balance here. Some of the emerging markets are doing very well, others are under pressure.

It so happened that Central and Eastern Europe, which was a big driver of growth, had a lot of pressure in the past three or four quarters. That’s coming back. China had a return to double-digit this quarter and we expect China to continue in that range. India’s been a problem and it’s going to take a little while to sort out. It’s primarily around our distribution channels. That has a fairly small impact right now on our overall numbers. Latin America is coming pretty strong, growing well over 15%, in fact. This is a balance of different countries here which have different profiles. I think it’s fair to look at this on a yearly basis as opposed to a quarterly basis, and I think that’s the way we’re looking at it. We’re pretty of confident that on an annual basis, getting around the mid-teens is a realistic objective.

As I mentioned earlier, in all seriousness, I’ve challenged the team that the opportunity there in terms of the under-penetrated market amongst people who can afford the care, really deserves growth higher than that. It’s not quite that simple, though, to get all those different constituents together. It’s going to take a little while but the opportunity’s clearly there. I think mid-teens is still a very realistic and achievable annual goal. We’ll have quarter-over-quarter fluctuations simply given the breadth of geographies we’re dealing with.

Mike Weinstein - JPMorgan - Analyst

Thank you, Omar. Congratulations on the quarter.

Omar Ishrak - Medtronic Inc - Chairman and CEO

Thanks, Mike.

Gary Ellis - Medtronic Inc - CFO

Medtronic Q2 FY15 Earnings Call Commentary

Thanks, Mike.

Operator

Our next question comes from the line of David Lewis with Morgan Stanley.

David Lewis - Morgan Stanley - Analyst

Good morning. Just a couple quick questions. The first question, talking about consistency of growth, Omar, has been a huge focus of the business. As you head into Covidien you reiterated you want to be a more consistent business. Certainly on the top line, that looks like the case here in the quarter. Maybe for both of you, thinking about gross margins, this has been the third straight quarter where GMs have been a little soft. There’s been one-time issues.

Investors, I think, are looking for conviction around whether you really can deliver 200 to 400 basis points of leverage to a much stronger top-line number. I think based on the last three quarters, Gary or Omar, there’s a view that there’s some structural forces weighing on gross margins. Talk about why you’re still confident that you can deliver, from a Medtronic individual perspective, better leverage on that top line, which is obviously improving here over the last few years. And then I had a quick follow-up.

Omar Ishrak - Medtronic Inc - Chairman and CEO

First, you’re right to point out that the gross margin has been under pressure for a variety of reasons over the past several quarters. Although the range that we talked about is still a range that is realistic and we think achievable, I’d like to point out that given the mix of products and the mix of businesses, that, that’s now in our current planning. The operating margin number on which the leverage is built is a more reasonable metric to look at as opposed to the gross margin. The gross margin is really only a portion of what contributes to the overall operating margin.

Now given our services and solutions business, scale that we’re getting in NGC, the lower SG&A that will result from that with the lower gross margin, will result in positively growing operating margin. So that’s the number that we are more increasingly focused on looking at, without losing sight of the gross margin from a pricing perspective in our products, which we will absolutely still monitor. But the operating margin itself is perhaps the more meaningful indicator for us.

And going forward, Covidien, we’ll have to take a look at the combined Company which we’re beginning to do. I think clearly, as our growth rate goes higher, significantly higher, then the leverage is something we’ll have to look at as to what’s a reasonable amount. I think absolute EPS leverage is a number, perhaps, to look at that stage. But right now we’re still sticking to our commitment, which we still have to prove that we can deliver, that grow consistently at mid single-digits, deliver the leverage that we’ve talked about. And only after we’ve reliably established that and are confident the growth rate can reliably be higher than that, can we talk about different kinds of leverage.

Those are the two points. First, let’s focus on operating margin on an overall basis. Second, let’s deliver a few more quarters of what we’ve talked about as our baseline expectations and then we’ll think of a changed profile potentially. And then Covidien adds some more mix to that. Go ahead.

Medtronic Q2 FY15 Earnings Call Commentary

David Lewis - Morgan Stanley - Analyst

Okay, Omar, very helpful. Execution obviously is the second thing I think you’ve been very focused on here the last several quarters. Talk about two points of execution in the US market in this quarter, one, high power, market’s been soft for several quarters. How much of that is product mix for you guys? And how much do you think can really be improved through better execution, better management? And then secondarily, TAVR rollout, obviously still a strong number, but flattish sequentially based on your commentary. What do you think you share with TAVR market share? And how happy were you with the results there this quarter? Thank you.

Omar Ishrak - Medtronic Inc - Chairman and CEO

You know, I’m going to let Mike Coyle talk about the dynamics. I will say that from my perspective, when I look at the overall execution of our businesses in terms of these new product launches, I really am encouraged and quite pleased. I think the team has by and large met their commitments, not only in terms of dates, but in terms of the traction that these products have achieved. They’re intra-quarter dynamics, they’re other factors here which relate to the exact share position or the growth numbers on a short-term basis. The real meaningful indicators that I looked at, the team has clearly executed. Mike, maybe you can give some more color to the market.

Mike Coyle - Medtronic Inc - President of Cardiac and Vascular Group

Specifically on the two markets that you mentioned. On the high power side, obviously despite the fact that we have a year-over-year decline of 5% in the high power number, that really has more to do with the prior year than it does the current quarter from the standpoint that there was some unusual dynamics in the prior-year second quarter because of the fact that we had some meaningful destocking in the first quarter a year ago as we brought on the new, what we call, Blackwell platform or Evera, Viva/Brava product lines.

So if you look at the prior-year number, it was unusually high because of the quarter-end dynamics in the second quarter. But when you now look at the actual performance on a run-rate basis, especially since the second-half introduction in the US of the new Quadripolar Attain Performa system, we’re actually seeing very nice growth dynamics. I think in the text you heard mid-teens growth in unit implants for the second half of the quarter, which obviously reflects very good execution. And matches, frankly, what we saw in other geographies like Japan, for the differential performance of the product line. We think there’s very good execution going on there.

In the TAVI product line, obviously from a performance perspective, the rollout is going just as we had envisioned it would in terms of new centers being opened and the revenues generated. Obviously what was a little different in the quarter was the fact that there was some positive competitive dynamics going on with new product introductions. We have to remember, this is a market that is in its infancy. It is going to respond to new technology introductions.

So our competitor obviously brought in a product line that allowed them to compete in the larger valve sizes, which gave them an opportunity to differentially grow in the accounts where they are, which, while we are in roughly 200 accounts, they’re in almost double that. And so that’s had a big opportunity

Medtronic Q2 FY15 Earnings Call Commentary

for them to grow in accounts where we are not there yet. And obviously there’s also a reaction to new products coming into the market where there’s trialing and then accounts are going to decide what they’re going to settle on in terms of overall share.

Fortunately for us we are now heading into that cycle with the Evolut R product. We will have our CE Mark for that product. We have it for the 23 millimeter valve. We’ll be adding the 26 millimeter and 29 millimeter by the time we get into the fourth quarter of this fiscal year. By mid-year next year, we’ll have that availability of product in the United States. So we think this is going to be a competitive market. The good news is, it looks like it’s going to be growing faster than we had projected at the time of the analyst meeting and we’re happy to participate in it.

I think the important thing from a CVG perspective is no single product line dominates our growth profile. As you heard from the number of new product innovations, whether we’re talking about the diagnostics area, the new products in CRTD, whether we’re talking about the drug coated balloon or the refresh on the Evolut R, or the additions of our new Onyx drug-eluting stent, we have a large number of therapy innovation growth drivers that are taking place throughout the world and will help us get and sustain balanced growth.

David Lewis - Morgan Stanley - Analyst

Great, thank you very much. Nice quarter.

Omar Ishrak - Medtronic Inc - Chairman and CEO

Thank you.

Operator

Our next question comes from the line of Kristen Stewart with Deutsche Bank.

Kristen Stewart - Deutsche Bank - Analyst

Wondering if you could just focus on with the Covidien transaction, with respect to accretion that you’re talking about? FX definitely has an impact on Covidien’s results. I was wondering if you could just weigh in on how you guys are thinking about FX moving ahead as you bring that Company into the Medtronic fold? And how will hedging look like?

Omar Ishrak - Medtronic Inc - Chairman and CEO

I’ll clearly let Gary take this one. (laughter)

Gary Ellis - Medtronic Inc - CFO

All right. Well, as we indicated, obviously, as far as transaction goes, the combination of Medtronic and Covidien, our expectations as we look at this have been as we indicated, in that we basically cash earnings per share, neutral to accretive in the first year, and obviously GAAP accretive by the third year going forward. That’s assuming the synergies and everything else that we’ve laid out. We still have that expectation.

Medtronic Q2 FY15 Earnings Call Commentary

To be honest with you, as far as digging in to exactly what the impact of foreign exchange is on the combined entities, we’re just starting to get into the details of really putting together our detailed FY16 types of plans and trying to assess what that will be and what it will mean as we go forward, obviously fine tuning the synergies and all those details. To indicate what the FX impact is, I don’t have an answer for that at this point in time as we move ahead. But you’re absolutely right. Clearly FX and where it’s at right now, both for Medtronic and for Covidien, or for any company, obviously, that’s operating internationally, it’s a headwind that we’re going to have to be facing and dealing with.

We obviously have had a hedging program in place, which is more than what they’ve done. They’ve done some but not as much as we’ve done. We’ll have to evaluate that and determine what the impact is as we get into it. I don’t have any detailed answers at this point in time to give you any specifics on what that impact could be for FY15 or obviously FY16.

Omar Ishrak - Medtronic Inc - Chairman and CEO

One comment that I can make on this is that, look, with Covidien, given the breadth of manufacturing facilities, and again, we don’t want to create one just for FX. But if it makes sense, given the diversity of manufacturing locations and the spread of cost globally, I think over the long term, this is not a short-term thing, but over the long term, we can plot a, not a hedging but a more balanced strategy around FX that will give us some protection. I think the addition of Covidien actually gives us that added flexibility, which over the long term, if you plan it carefully, might help us.

Gary Ellis - Medtronic Inc - CFO

More of a natural hedge.

Omar Ishrak - Medtronic Inc - Chairman and CEO

Provide more of a natural hedge.

Kristen Stewart - Deutsche Bank - Analyst

Okay, great. And then a clarification on the tax rate, given the change in finance. You’ve talked about 2% lower off the blended tax rate. Is that the blended tax rate as we see it from a non-GAAP basis today? Or should we be thinking about that as a blended tax rate if we adjust both your tax rate and Covidien’s tax rate onto more of a cash earnings? So it would be certainly lower than what the non-GAAP number is today.

Gary Ellis - Medtronic Inc - CFO

No, it should be on the non-GAAP number is what you should base it on. All we’ve done is we’ve assumed that based on what our non-GAAP nominal tax rate is and theirs, if you blend those together and then assume, as we indicated, approximately a 2% benefit from the financing, that’s roughly where we expect. But obviously there’s a lot of moving parts there that are outside of even our control. What happens if the R&D tax credit, all these different things will have an impact on where that rate is. Generally, take our two rates, blend them together and it’s a 2% improvement on top of that.

Medtronic Q2 FY15 Earnings Call Commentary

Kristen Stewart - Deutsche Bank - Analyst

That’s going to be on a new cash basis tax rate?

Gary Ellis - Medtronic Inc - CFO

That’s on the non-GAAP rates.

Kristen Stewart - Deutsche Bank - Analyst

Okay, thank you.

Gary Ellis - Medtronic Inc - CFO

Thanks, Kristen.

Jeff Warren - Medtronic Inc - VP of IR

Next question.

Operator

Our next question comes from the line of Bob Hopkins with Bank of America Merrill Lynch.

Bob Hopkins - BofA Merrill Lynch - Analyst

Great, thank you, and good morning. So two questions. A product question for Mike. But first for Omar or Gary, now that we’re closer to the close of the Covidien deal, I was wondering if you could give us a little bit more of a detailed update on the synergy targets that you guys have expressed, the minimum of $850 million. As you’re closer in getting started with the planning, your confidence in that $850 million. If there’s the potential for upside, where might that come? Wanted to get some comments from you as you get close to the close.

Omar Ishrak - Medtronic Inc - Chairman and CEO

I think first of all, the planning is going very well. We’ve got detailed lists now of when we can expect to get some of these savings. We’ve risk-assessed the different levels of savings. And we feel pretty comfortable with the $850 million number. I think it’s premature for us to talk about upside, at this stage, to that number. We do have a good funnel of opportunities, but our basic priorities around preserving the two businesses and their growth profiles, their R&D expenditure, the commercial presence, I think that remains. And then that’s important for us to protect.

As you go further and further away from the customer in non-customer-facing areas, clearly there are opportunities and we’re building a list. Some of these will take a little longer to translate. They’ve got

Medtronic Q2 FY15 Earnings Call Commentary

more risk associated with it. We don’t want to do anything that creates any supply disruption for our products, we’ll be a little careful. Again, I’m sorry, it’s just a little premature to talk about upside specifics. Only to say that we feel pretty good about the baseline number that we’ve committed, and we’re looking for other areas. Gary, you want to —

Gary Ellis - Medtronic Inc - CFO

I think you said it well. The teams have clearly are down in the details, versus something that was a high-level estimate when we put together. Obviously we have much more detailed plans around that number at this point in time. As Omar indicated, we feel comfortable still about getting to the $850 million. And if there’s upside, we’ll communicate on that when we get to that point. There’s nothing that gives us any pause on the $850 million at this point.

Bob Hopkins - BofA Merrill Lynch - Analyst

Okay, great. And then on the product side for Mike. Mike, I was wondering if you could comment on two things. First, on LINQ and then on your US Quadripolar CRTD lead launch. On LINQ, is that again, over $100 million this quarter? Could you give us any revised thoughts on how big you think that opportunity might be besides the obvious comment that it could be bigger than you originally thought? And some qualitative comments on the Quadripolar launch would be great.

Mike Coyle - Medtronic Inc - President of Cardiac and Vascular Group

I think the diagnostics area is one that we are particularly focused on as a potential growth driver. Not only for the product revenue that come with LINQ and with the SEEQ patch that we have, but also because it’s the door for improving diagnosis of patients and then also getting actively involved in patient management. And so we see service revenue opportunity associated with those products as well as obviously the product revenue. I’m not prepared to give you a quantification of how fast — update the numbers that we talked about at the analyst meeting here earlier in the spring. But it clearly is going to — has the potential to be a $1 billion market. We’ll talk about over what time period that, that’s going to play out.

I think the thing that’s very interesting about it as well is, it’s not only obviously the revenues that we’re getting off of this particular product, but the fact that by essentially more than doubling the number of patients who are getting diagnosed for syncope, we typically get a 8% or 9% pull-through on devices, pacemakers that get diagnosed because these patients are getting effectively diagnosed with the LINQ product. So it’s helping us in multiple ways, creating service revenue, creating product revenue and then actually driving device revenue, of which we get a differential share.

And then on the Quadripolar lead system, I think it’s important to understand that this is (technical difficulty) a lead, but a device system that offers significant advantages over what was available in the market prior to its approval, from the standpoint that the adaptive CRT algorithm, which minimizes right ventricular pacing, has been demonstrated to provide better outcomes in heart failure. And now physicians no longer have to choose between having a Quadripolar lead and being able to select that algorithm. Secondly, the design of the lead itself, where we have this narrow dipole that some have been referring to as a tripole system, actually that narrow dipole is limiting the dispersion of current, which is lowering the amount of phrenic nerve stimulation, which has been a problem with prior generation Quadripolar leads.

Medtronic Q2 FY15 Earnings Call Commentary

In addition to the fact that we have steroid on each one gives us much better pacing thresholds for improvement of longevity of the overall product. And then our 16-vector selection process using the VectorExpress program, basically allows a high degree of efficiency to be brought into the procedure by, in two minutes, being able to tell what optimal vector is across 16 different options. It really is a better product. That’s why we’ve seen the share movement that we’ve seen in Japan and why we expect to see share capture here in the United States.

Bob Hopkins - BofA Merrill Lynch - Analyst

Great, thank you.

Jeff Warren - Medtronic Inc - VP of IR

Thanks, Bob. Next request question.

Operator

Our next question comes from the line of Ben Andrew with William Blair.

Ben Andrew - William Blair & Company - Analyst

Good morning. If you could talk a little bit more about the diabetes space, that’s exceptional growth. I was hoping you could talk about what you think the market is doing and then what the persistency is of patients on CGM, as you start them up on the products here in the US.

Omar Ishrak - Medtronic Inc - Chairman and CEO

I’m going to ask Hooman to take this question. Hooman, why don’t you go ahead.

Hooman Hakami - Medtronic Inc - President of Diabetes Group

Sure. The overall market for pumps is growing in the mid to high single-digit range. Our performance there in the US and internationally continues to be very, very good. So we’re encouraged by what we saw in Q2. In the US, we grew 12% overall versus prior year. From an emerging market standpoint, we’re growing exceptionally fast as well, 27% growth. We feel good about what we see and it’s really driven by the strength of our 530G system in the US. That, obviously, drives the pump revenue but also the sensor sales as well, because this is the system. And I think we can continue to see that kind of strength as we think about the second half of the year.

Ben Andrew - William Blair & Company - Analyst

And what about the continued usage of CGM as patients go out over time? Do you see a high persistence and consistent use of the sensors once patients start on it?

Medtronic Q2 FY15 Earnings Call Commentary

Hooman Hakami - Medtronic Inc - President of Diabetes Group

We do, actually, yes. The fact that it’s a system, helps. It’s not a standalone sensor. But the fact that it’s a system and the system is regulating based on the sensor values, helps with that. So we really have here what is the therapy versus just a standalone component, and I think that helps drive the adoption of the CGM sensor.

Ben Andrew - William Blair & Company - Analyst

Okay, and last question. You keep talking about share gains in the US. But your competitor’s growing over 60%. Is that consistent with the sensor growth you’re seeing? Or how do you calculate that?

Hooman Hakami - Medtronic Inc - President of Diabetes Group

Our sensor growth in the United States, actually, if you take a look at our overall sensor performance just in the US, our sensors grew about 59% in Q2 and higher than that, actually, in Q1. So for the second consecutive quarter, we’ve been calculating share gain in the United States for sensors.

Ben Andrew - William Blair & Company - Analyst

Great, thank you.

Jeff Warren - Medtronic Inc - VP of IR

Thanks, Ben. We’re past the top of the hour. We’ll take two last questions.

Operator

Our next question comes from the line of Glenn Novarro with RBC Capital Markets.

Glenn Novarro - RBC Capital Markets - Analyst

Hi. Good morning. Can you guys hear me okay?

Omar Ishrak - Medtronic Inc - Chairman and CEO

Yes, we can.

Glenn Novarro - RBC Capital Markets - Analyst

Okay, thanks. First for Omar, it looks like the Covidien deal is on track. And in the past quarter Covidien announced a divestiture of their drug coated balloon. Do you anticipate any more divestitures going forward? And then I had two follow-ups.

Medtronic Q2 FY15 Earnings Call Commentary

Omar Ishrak - Medtronic Inc - Chairman and CEO

I don’t want to go into specifics on the regulatory process here, other than to say that as far as we’re concerned, they’re all on track. We haven’t gotten approval yet, so there’s still steps to go through. But the fact that we called the shareholders meeting, we’ve got a date for it, says that we’ve got some confidence that this will flow according to our original projections. But it isn’t done yet, so we’ll have to see how it progresses.

Glenn Novarro - RBC Capital Markets - Analyst

Okay. Then two quickies on the legislative front. It seems like there’s some growing momentum in Congress to repeal the med tech tax. So your thoughts there. And any thoughts on the R&D tax credit? Thanks.

Omar Ishrak - Medtronic Inc - Chairman and CEO

We clearly welcome the repeal of the Medical Device Tax. We’ve been close to this before. There’s several compounding factors that haven’t allowed that to happen. Although I agree that right now, at least from what we hear, there’s a fair amount of momentum and consensus to get this one through. I really cannot comment any further than that on that aspect.

As far as the R&D tax credit is concerned, we expect an extension. It has to happen. I think we’re hearing all the noises that, that should happen shortly. But again, these things, until they’re absolutely done, you cannot really guarantee it. So that’s where we stand. In both cases, we’re optimistic, perhaps more confident on the R&D tax credit because that’s happened before. The Medical Device Tax, it looks better than before, but we’ll see. There’s still many variables left here.

Jeff Warren - Medtronic Inc - VP of IR

Thanks, Glenn.

Glenn Novarro - RBC Capital Markets - Analyst

Thank you.

Jeff Warren - Medtronic Inc - VP of IR

Time for one last question.

Operator

Our final question comes from the line of Brooks West with Piper Jaffray.

Brooks West - Piper Jaffray & Co. - Analyst

Hi, good morning, guys, thanks for taking the question. Gary, a quick one for you on the quality spend that’s hitting the gross margin line. That just seems like it’s dragging out a little bit farther than you had anticipated. Can you talk about a resolution timeline there and how we should think about that going forward? Then I had a follow-up for Hooman on diabetes. Thanks.

Medtronic Q2 FY15 Earnings Call Commentary

Gary Ellis - Medtronic Inc - CFO

As we indicated, obviously the biggest impact on the quality, and it’s basically obviously diverting resources into the quality area to focus on it from both in neuro and diabetes. We continue to make sure that we’re making all the investment necessary to get that accomplished and it’s a high priority across the organization. So it’s top of mind. As a result of that, my expectation right now is I would say diabetes I think is probably getting closer to having theirs resolved and move completed. So I think that will probably start to lessen as we get in here, probably even in Q3 and Q4.

I think neuro will continue probably for the rest of the year is our expectation. Then as we get into FY16, I think you’ll start to see that dropping as they continue to implement their various programs. Neuro will continue for a period of time, at least for the rest of the fiscal year, until we get into next year. They’re making progress.

I think the teams feel good about where they’re at. It has been costly and something that we give a high priority to as we move ahead. I think you’ll see some improvement as you go into the back half of the year. I think that headwind will still be there for this year and then probably see improvement as you get into FY16.

Brooks West - Piper Jaffray & Co. - Analyst

Jeff, okay to ask a question, a follow-up on diabetes here?

Jeff Warren - Medtronic Inc - VP of IR

Go ahead.

Brooks West - Piper Jaffray & Co. - Analyst

Okay. I thought the structural comments on the diabetes franchise were interesting. I’m wondering how much of this is reorganization? How much of this might you need to build or acquire? And specifically on the service and solutions, data management is interesting. Is that Cardiocom? How deep might you get into supplies and some of the other tertiary products that especially Type II diabetics might use? Thanks.

Hooman Hakami - Medtronic Inc - President of Diabetes Group

The genesis of the structure is really for us to become a much more holistic diabetes Company, not just a Type I pump and sensor Company, but a true global diabetes care organization. And that’s really the Impetus behind the organizational changes that Omar talked about in the text. If you take a look at the three business units that we’ve created, the first one, the intensive insulin management — this is really our core business where we’re going after the Type I patient and the intensive Type II with products and solutions.

The second one, the non-intensive diabetes therapy business, is really our step into Type II in a broad way. This starts with the Sanofi partnership, but I think you’ll see from us that it’s going to extend. And with Sanofi, I think we’ve got some really innovative things on the horizon that we’re both excited about. And then service and solutions, this I think, absolutely can leverage Cardiocom.

Medtronic Q2 FY15 Earnings Call Commentary

There’s assets both within diabetes, with CareLink and across Medtronic with Cardiocom, that can be leveraged as we think about patient management and data management. You’ll see some additional activity from us along these lines later this year. But I think you can even extend beyond those types of things. So I think it’s going to be a mixture of both organic and inorganic activity as we look to build out particularly non-intensive and also service and solutions.

Brooks West - Piper Jaffray & Co. - Analyst

Great, thanks so much.

Omar Ishrak - Medtronic Inc - Chairman and CEO

Okay. Well, thanks everyone for your questions. With that, and on behalf of our entire Management team, I’d like to thank you again for your continued support and interest in Medtronic.

For those of you in the US, I want to wish you and your families a very happy Thanksgiving. We look forward to updating you on our progress on our Q3 call, which we anticipate holding on February 17. Thank you and have a great day.

Operator

Thank you. This concludes today’s conference call. You may now disconnect.

The Divergence anterior cervical fusion system incorporates technology developed by Gary K. Michelson, M.D.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the

Medtronic Q2 FY15 Earnings Call Commentary

acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

Medtronic Q2 FY15 Earnings Call Commentary

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these

Medtronic Q2 FY15 Earnings Call Commentary

goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes

Medtronic Q2 FY15 Earnings Call Commentary

in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Diluted non-GAAP EPS guidance excludes adjustments relating to charitable donations to the Medtronic Foundation, acquisition-related items, net certain litigation charges, and net restructuring charges, as well as any unusual charges or gains that might occur during the fiscal year. The company has not provided a reconciliation of forward-looking non-GAAP information, including diluted non-GAAP EPS due to the difficulty in making accurate forecasts and projections with respect to such items, as not all of the information necessary for a quantitative reconciliation is available to the company without unreasonable efforts. The guidance provided only reflects information available to Medtronic at this time. Furthermore, the revenue outlook and earnings per share guidance does not contemplate the expected closing of the Covidien transaction.

STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES

The earnings guidance contained in this press release constitutes a profit forecast for the purposes of the Irish Takeover Rules. In accordance with Rule 28.4 of the Irish Takeover Rules, this profit forecast shall be repeated in the S-4 Registration Statement to be filed in connection with the Covidien Transaction, and the reports required by Rule 28.3 of the Irish Takeover Rules shall be mailed to Covidien shareholders with the S-4 Registration Statement. The directors of Medtronic accept responsibility for the information contained in

Medtronic Q2 FY15 Earnings Call Commentary

this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.